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                     QMS AND MINOLTA ANNOUNCE STRATEGIC PARTNERSHIP  PAGE 1 of 2


                              [LETTERHEAD OF QMS]



FOR IMMEDIATE RELEASE                                      CONTACT:
=====================                                      --------
                                                           Tony Wallace
                                                           Vice President & CFO
                                                           (334) 633-4300
                                                           http://www.qms.com

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               QMS AND MINOLTA ANNOUNCE STRATEGIC PARTNERSHIP TO
             CONSOLIDATE THEIR PRESENCE IN THE LASER PRINTER MARKET
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  QMS ALSO ANNOUNCES COMPLETION OF EUROPEAN MASTER DISTRIBUTOR REACQUISITION.

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JUNE 8, 1999 - MOBILE, ALA -- QMS, Inc. (NYSE:AQM) announced today that Minolta
Co., Ltd. (Tokyo Stock Exchange:7753) is making a strategic investment in QMS to consolidate their positions in the laser printer market. This investment consists of two primary parts:

o A capital infusion through purchase by Minolta of approximately 2.1 million shares of QMS stock directly from the company at $5.75 per share and a term loan of approximately $12.8 million dollars.

o A tender offer for additional shares of QMS stock to bring Minolta's cumulative ownership position in QMS to approximately 51%. The tender offer price will be $6.25 per share.

QMS will still operate as a publicly traded NYSE corporation.

As part of its agreement with Minolta, QMS has amended its stockholder rights plan in such a way that it would not be applicable to the tender offer to be made by Minolta. In addition, the rights under the plan would not be distributable due to the tender offer.

QMS also announced it has completed the reacquisition of its European Master Distributor at a total purchase price of $27.4 million through a combination of notes and cash.

QMS, as a member of the Minolta Group, will assume a leadership role in key areas of the branded printer operations. These areas will include product planning, R&D,

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                     QMS AND MINOLTA ANNOUNCE STRATEGIC PARTNERSHIP  PAGE 2 of 2



integration, logistics, sales, marketing, service, and support. Going forward, the companies will pursue opportunities to integrate these functions.

With the completed reacquisition of the European Master Distributor and the combination of the Minolta and QMS printer business operations worldwide, this partnership is expected to become the 3rd largest supplier of color laser printers in the world. This relationship brings additional products and sales channel capabilities to both the Minolta and QMS operations.

"We have enjoyed an excellent cooperative relationship with Minolta since 1993, when it began supplying printer engines to QMS," stated Edward E. Lucente, CEO and Chairman of QMS. "Now, we are combining world class engine and controller technology that will allow us to provide better products, coordinating our sales and marketing efforts into a unified co-branded offering, expanding our respective positions in our target markets, and integrating our logistical operations to create a major worldwide player in the laser printer marketplace."

Lucente continued, "By joining forces with Minolta, we plan to achieve greater market penetration than would be possible for either business acting independently, while maintaining cost-efficient operations."

"The alliance with QMS will accelerate the realization of our plans for Minolta's printer business, an area where we are enjoying significant growth. This is in line with a key objective of our new five year plan to strengthen our core competence in promising businesses," stated Yoshikatsu Ohta, Executive Director of Minolta. "QMS' product line, R&D, sales and software development capabilities make the company highly attractive to Minolta as we sharpen our focus on color output devices in the field of digital imaging and move forward to lead the market in the convergence of printers and copiers."

Convergence teams will immediately be formed to create and implement plans to maximize the benefits of this transaction. Significant results from convergence are not expected before April 1, 2000.

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QMS, INC.

QMS and the QMS logo are registered trademarks of QMS, Inc.
Statements made by the Company's management which are intended to be "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (words and phrases such as "expects", "will continue", "should", "is anticipated", "estimate", "hope" or expressions of a similar nature) denote uncertainties that could cause actual results to differ materially from historical results or from those results presently anticipated or projected. QMS wishes to caution listeners not to place undue reliance on such forward-looking statements.
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